Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,” “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our condensed interim consolidated financial statements in Canadian dollars. In this MD&A, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$” mean Canadian dollars and all references to “$” or “US$” mean U.S. dollars.

The following MD&A provides the perspective of management of the Company on the financial position and financial performance of the Company and its consolidated subsidiaries for the three and nine month periods ended September 30, 2026 and September 30, 2025. This MD&A provides information to assist readers of, and should be read in conjunction with the Company’s September 30, 2026 condensed interim consolidated financial statements and the accompanying notes thereto and the December 31, 2025 audited consolidated financial statements and the accompanying notes thereto. The condensed interim consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Information” below. Readers are directed to carefully review the sections entitled “Non-GAAP Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the annual information form for the twelve month period ended December 31, 2025 (the “Annual Information Form”) filed by the Company with the applicable Canadian securities regulatory authorities (available under the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca) and filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s annual report on Form 40-F (available on the SEC’s EDGAR website at www.sec.gov), as well as in the Company’s other public disclosure documents available on SEDAR+ and EDGAR.

This MD&A is dated as of October 27, 2026. This document has been approved and authorized for issue by the Board of Directors on October 27, 2026. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Functional Currency

The Company’s functional currency is the U.S. dollar, which reflects the Company’s operational exposure to the U.S. dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS Accounting Standards, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income or loss.

The currency exchange rates for the nine month periods ended September 30, 2026 and September 30, 2025 are provided below:

	Average Rate		Period End Rate
	Nine Months ended September 30, 2026	Nine months ended September 30, 2025	Nine Months ended September 30, 2026	Nine months ended September 30, 2025
January 1 to March 31	1.3715	1.4350	1.3939	1.4376
April 1 to June 30	1.3838	1.3841	1.4210	1.3643
July 1 to September 30	1.3989	1.3775	1.4188	1.3921

Cautionary Note Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, the Company’s transition to EAF steelmaking and the expected benefits thereof, the expected ramp-up of EAF Unit Two, the installation of a leased turbine at Lake Superior Power and the expected financing of the replacement turbine, the Company’s expected annual raw steel production capacity and reduction in carbon emissions, the Company’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to preserve and strengthen near-term liquidity and financial flexibility, the potential value and benefits of the strategic relationship with Hanwha Ocean, the potential benefits of the Roshel Algoma Defence joint venture, labor availability, global supply chain disruptions on costs, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or any other person that the anticipated results will be achieved. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Our forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth in the section entitled “Risk Factors” in the Annual Information Form. Although it is not possible to identify all of these factors, they include, among others, the following:

•	future financial performance;

•	future cash flow and liquidity;

•	future capital investment;

•	low-priced steel imports, decreased trade regulation, and other trade barriers including tariffs and/or trade wars;

•	our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, with a substantial amount of indebtedness;

•	restrictive covenants in debt agreements limit our discretion to operate our business;

•	significant domestic and international competition;

•	macroeconomic pressures such as inflation and interest rates in the markets in which we operate;

•	increased use of competitive products;

•	a protracted fall in steel prices resulting in reduced revenue and/or further impairment of assets;

•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers;

•	increases in annual funding obligations resulting from our under-funded Pension Plans and Wrap Plan (each as defined in the Annual Information Form);

•	supply and cost of raw materials and energy;

•	impact of a downgrade in credit rating, including our access to sources of liquidity;

•

the availability of continued funding under the LETL Facilities, which may be reduced or suspended based on tariff levels affecting the Company’s exports to the United States or the Company’s liquidity position;

•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

•	environmental compliance and remediation;

•	unexpected equipment failures and other business interruptions;

•	a protracted global recession or depression;

•

changes in or interpretation of royalty, tax, environmental, greenhouse gas (“GHG”), carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions against the Company;

•	impact of disputes arising with our partners;

•

our ability to complete and realize the anticipated benefits of previously announced strategic partnerships, including the Company’s memorandum of understanding with Hanwha Ocean Co. Ltd. and the Roshel Algoma Defence joint venture;

•

our ability to implement and realize our business plans, including our ability to fully implement, stabilize and optimize electric arc furnace (“EAF”) steelmaking operations and realize the anticipated operational, financial and strategic benefits of the transformation;

•	our ability to operate the EAF and related melt shop and downstream equipment at sustainable production rates consistent with planned capacity, quality specifications and cost performance;

•	expected increases in liquid steel capacity and productivity as a result of the transformation to EAF steelmaking;

•	expected cost savings associated with the transformation to EAF steelmaking;

•	reliance on a single primary steelmaking route following the cessation of blast furnace operations;

•

the realization, measurement and regulatory recognition of expected reductions in carbon dioxide (“CO₂”) emissions associated with the transition to EAF steelmaking, including impacts on carbon compliance obligations, carbon pricing regimes and government support arrangements such as the Federal SIF EAF Loan (as defined herein);

•

the availability, reliability and cost of electrical power required for EAF operations, including the risks that higher cost of internally generated power and market pricing for electricity sourced from our current grid in Northern Ontario could have an adverse impact on our production and financial performance;

•

the timing and completion of planned local and regional electricity transmission and distribution infrastructure upgrades necessary to support the Company’s long-term power requirements, including the risk of delays, capacity constraints or changes in project scope;

•	the potential for Indigenous rights, claims, consultation requirements or related matters to affect ongoing operations, infrastructure, energy supply arrangements or future development initiatives;

•	risks relating to scrap pricing, metallics supply, consumable usage and overall conversion costs;

•	access to an adequate supply of the various grades of steel scrap;

•	the risks associated with the steel industry generally;

•	economic, social and political conditions in North America and certain international markets;

•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;

•	risks associated with inflation rates;

•	risks inherent in the Company’s corporate guidance;

•	failure to achieve cost and efficiency initiatives;

•	risks inherent in marketing operations;

•	risks associated with technology, including electronic, cyber and physical security breaches;

•	construction risks, including delays and cost overruns;

•	the availability of alternative metallic supply;

•	decommissioning and environmental risks associated with closed blast furnace and coke oven facilities;

•	business interruption or unexpected technical difficulties, including impact of weather;

•	counterparty and credit risk;

•	labour interruptions and difficulties; and

•	changes in capital markets.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in the Annual Information Form.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. The Company’s publicly traded securities are listed on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (“Nasdaq”) under the trading symbols ‘ASTL’ and ‘ASTLW’. Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is a producer of hot and cold rolled steel products with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

Transition to EAF Steelmaking

The President of the United States has issued various executive orders and related measures (collectively, the “Trade Actions”) imposing tariffs on products imported from Canada, including tariffs under Section 232 of the Trade Expansion Act of 1962 (the “S232 Tariffs”). Pursuant to these Trade Actions, a 25% ad valorem tariff was imposed on all steel and aluminum articles and certain derivative products, without exclusions. These tariffs became effective March 4, 2025, were briefly paused on March 6, 2025, and reinstated on March 12, 2025. On June 4, 2025, the tariffs were increased to 50% for all steel and aluminum imports into the United States. On August 15, 2025, the U.S. Department of Commerce expanded the scope of the tariffs to include an additional 407 categories of steel and aluminum derivative products. In 2026, the United States continued to expand and enforce the scope of these measures, including through the addition and clarification of further downstream and derivative steel and aluminum products subject to the 50% tariff. As of July 2026, these tariffs remain in effect at the 50% level, with expanded product coverage, and continue to have a sustained and material adverse impact on Canadian steel producers’ access to the U.S. market and on North American steel trade flows.

As previously disclosed, the Company had planned to continue blast furnace production through 2027 during a staged transition to EAF steelmaking. However, beginning in early 2025 and intensifying in June 2025, the unprecedented Trade Actions and escalating trade tensions with the United States materially and adversely affected the North American steel market. The scope and magnitude of these Trade Actions was unprecedented and fundamentally disrupted the Company’s established U.S. sales channels. In addition, tariffs on derivative products reduced demand for Canadian-manufactured finished goods exported into the United States, which in turn materially impacted domestic Canadian steel demand. The combined effect was an irreparable contraction in addressable markets for the Company’s integrated blast furnace production. These external market conditions represented a fundamental change to the continued operation of the Company’s integrated blast furnace and coke oven facilities. As a result, the Company’s blast furnace and coke-making operations became commercially and technically unviable, and production was permanently halted. The Company’s ongoing transition to EAF steelmaking, which had been planned as a gradual, multi-year process through 2027, became the sole remaining production pathway.

On September 28, 2025, the Company’s Board of Directors (the “Board”) approved a plan to permanently exit coal-based integrated steelmaking operations and accelerate the transition to low-carbon steel production through its new electric arc furnace (“EAF”) facility. On January 18, 2026, production was permanently halted at blast furnace No. 7 and the associated coke batteries, ending 125 years of coal-based steelmaking operations at the Company. Following the transition, the Company is focusing its operations on EAF-based steel production, with an increased emphasis on discrete plate products and reduced coil production, while aligning its product mix with prevailing demand conditions in the Canadian steel market.

The Company is now solely relying on liquid steel production from the EAF process route. With EAF production now underway, the Company is advancing toward a more flexible, cost-effective, and environmentally responsible steelmaking model that supports long-term shareholder value.

During the quarter the Company completed first arc testing at its second EAF unit. Subsequent to quarter end, Unit Two produced its first heat of liquid steel on October 9, 2026, which was processed into finished hot-rolled coil. Ramp-up activities are progressing as expected. With both units now in place, Algoma turns to ramping up its two-unit EAF platform, with Unit Two expected to contribute to production and shipments in the fourth quarter of 2026. Unit One continues to perform well, with quality metrics achieved across a range of plate and hot-rolled coil product grades, and operates on a full 24-hour-per-day schedule.

The Company’s Response to Tariffs

As discussed above, the President of the United States issued Trade Actions imposing tariffs on products imported from Canada, including tariffs under Section 232 of the Trade Expansion Act of 1962. As of July 2026, pursuant to these Trade Actions, a 50% tariff for all steel and aluminum imports to the United States remains in effect on steel the Company imports into the United States.

The ongoing impact of the Trade Actions, including tariffs on steel and derivative products, together with prolonged trade uncertainty, has continued to contribute to significant volatility in both the U.S. and Canadian markets. In addition to adversely impacting the Company’s access to the U.S. steel market, the tariffs on derivative products have also negatively affected Canadian manufacturing demand for steel used in converted products destined for the U.S. market. As a result, the Trade Actions have adversely affected steel demand in both the United States and Canada. Ongoing concerns regarding supply chain disruptions, market access and changing customer purchasing patterns have further contributed to market instability. In addition, uncertainty surrounding U.S. trade policy has contributed to volatility in foreign exchange markets, including the U.S. dollar exchange rate, which impacts the Company’s sales and cost structure through changes in raw material costs (principally scrap steel), pricing competitiveness, and cross-border trade dynamics.

In most cases, the Company has not been able to pass tariff costs through to customers. Unlike the predominantly contract-based U.S. steel market, the Canadian steel market is more heavily weighted toward spot market transactions. As a result, the Company has experienced a widening pricing imbalance between the U.S. and Canadian markets, with Canadian transactional pricing declining below comparable U.S. pricing levels. The Company believes this imbalance has been driven by increased supply into the Canadian market from domestic producers, the continued shipment of steel products into Canada by U.S. steel manufacturers, and increased import offers from offshore producers at prices believed to be below fair market value. During the three and nine month periods ended September 30, 2026, the Company incurred direct tariff costs of C$18.1 million and C$64.2 million, respectively (September 30, 2025 – C$89.7 million and C$164.3 million, respectively). During the three and nine month periods ended September 30, 2026, steel shipments to the United States represented 24% and 25%, respectively, of total steel shipments (September 30, 2025 – 50% and 52%, respectively).

As discussed above, the Company exited its coal-based integrated steelmaking operations in January 2026 and accelerated the transition to EAF steelmaking. In connection with this plan, on December 1, 2025, the Company issued layoff notices (the “Layoffs”) to 1,005 unionized employees, to take effect March 23, 2026. The Layoffs resulted in expected severance costs totaling C$45.8 million, which were recognized in the consolidated statements of net loss for the twelve month period ended December 31, 2025. To align production with prevailing market conditions, the Company intends to focus on the manufacturing and sale of discrete plate and to scale back coil production, with predominant emphasis on the Canadian market. As EAF production ramps up, the Company expects to align product offerings with domestic demand.

Historically, the Company secured key raw materials under annual and multi-year supply agreements to support its integrated steel operations and cross-border business. In response to the impacts of the Trade Actions as previously discussed, the Company issued notices asserting that certain raw material and other supply agreements had been frustrated. The Company has initiated and is responding to legal proceedings relating to certain supply agreements, including proceedings arising from the Company’s position that certain agreements have been frustrated as a result of the unprecedented Trade Actions described above. The Company’s position is that these external governmental actions fundamentally altered the essential purpose of those agreements, rendering continued performance radically different from that originally contemplated by the parties and fundamentally frustrating the common purpose of those agreements. Management continues to monitor these proceedings and will recognize provisions where a present obligation exists and a reliable estimate of loss can be made. While the Company believes these claims are without merit and intends to vigorously defend them, an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial condition or results of operations.

The Company is further exploring liquidity tools and funding programs that could support its current operations and enable strategic diversification of products.

Environmental Matters

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The Company can incur regulatory liability as well as civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

On June 9, 2022, the Company experienced an incident involving the release of an oil-based lubricant from its hot mill in Sault Ste. Marie, a portion of which entered the St. Mary’s River. Provincial and federal regulators investigated the incident and laid charges under applicable Environmental Laws. On September 10, 2026 the Company pleaded guilty to two charges under Federal statutes related to this incident with a combined fine of C$1.2 million. Remaining Federal and Provincial charges were withdrawn.

The Company has implemented operational and procedural enhancements designed to reduce the risk of similar incidents and continues to monitor and improve its environmental management systems.

Fatal Incident Involving an Employee of a Contractor

On June 16, 2023, the Company reported a fatal incident involving an employee of a contractor who was retained to perform specialized maintenance work cleaning an out-of-service gas line. The Company investigated the fatal accident internally and worked with provincial authorities as they investigated. On May 2, 2024, the Company was served with three charges under the provincial Occupational Health & Safety Act in connection with the fatality. On September 1, 2026, the Company pleaded guilty to one charge, while the other two charges were withdrawn.

Sustainability Report

As part of our commitment to continue to augment our transparency and accountability on environmental, social and governance (“ESG”), Algoma published its 2025 Sustainability Report (the “report”) on June 4, 2026. Algoma aims to be a climate change leader and contributor toward a sustainable and environmentally responsible future for Canadian steel production. The report is designed to align with market-leading, investor preferred sustainability disclosure frameworks, such as the Sustainability Accounting Standards Board and the recommendations of the Task Force on Climate-related Financial Disclosures. The report sets out the Company’s sustainability strategy, and its approach to mitigating sustainability risks and capturing sustainability opportunities, and provides an update on the Company’s sustainability performance.

Oversight of sustainability matters is embedded in the Company’s governance structure. The Board holds ultimate accountability for sustainability-related risks and opportunities, including those related to climate. The Nominating and Governance Committee supports the Board in overseeing these matters, in coordination with other Board committees, and regularly reports to the full Board. The full report can be reviewed on our corporate website at www.algoma.com. Unless and to the extent specifically referred to herein, neither the Company’s sustainability reports nor the information on its website shall be deemed to be incorporated by reference into this MD&A.

Structural Corridor Collapse

On January 20, 2024, a structural corridor carrying various utilities crucial for the Company’s coke oven battery and blast furnace operations suffered an unexpected collapse. An independent investigation revealed an unforeseen escalating overload condition, resulting in a failure of a structural support member of the utility corridor, thereby causing the subsequent cascading collapse of other support structures. The collapse disrupted the flow of coke oven gas from the batteries to the rest of the steelworks, as well as a portion of the natural gas and oxygen flow to specific facilities, most critically the blast furnace. The unforeseen structural collapse did not result in any injuries, but for safety reasons, various areas near the collapse were evacuated and blast furnace operations were suspended at the time of the incident. Due to the unexpected shutdown and delayed restart, the blast furnace experienced operational challenges culminating in a chilled hearth, which suspended production for a period of three weeks, during which roughly 150,000 tons of hot metal production was lost.

The Company and its insurers have reached a full and final settlement of C$145.0 million, net of applicable deductibles, of which C$45.0 million was recognized in other income during the nine month period ended September 30, 2026 in the condensed interim consolidated statements of net loss. During the nine month period ended September 30, 2025, the Company recognized insurance proceeds of C$50.0 million, which were also presented in other income in the condensed interim consolidated statements of net loss.

LETL Facilities

On November 14, 2025, the Company entered into agreements with Canada Enterprise Emergency Funding Corporation (“CEEFC”) under the Large Enterprise Tariff Loan program and the Ministry of Northern Economic Development and Growth to secure a C$500 million governmental loan comprised of a C$400 million loan facility from the Government of Canada and a C$100 million loan facility from the Province of Ontario (collectively, the “LETL Facilities”).

Each facility consists of: 20% secured loan facility, ranking junior to the Company’s existing first lien Revolving Credit Facility and its 9.125% Senior Secured Second Lien Notes; and 80% unsecured loan facility. Amounts may be drawn monthly for up to 36 months following closing, subject to satisfaction of customary conditions precedent. Individual monthly advances are capped and may be suspended if: tariffs affecting the Company’s exports to the United States fall below certain thresholds for a sustained period; or the Company’s liquidity exceeds C$700 million (excluding availability on the LETL).

Maturity. The LETL Facilities mature seven years from the closing date, with no scheduled amortization prior to maturity.

Interest. Interest accrues at Term CORRA (3-month) + 200 basis points, increasing by 200 basis points on each anniversary after year three. The Company may elect to capitalize interest (PIK) during the first two years, subject to certain conditions.

Ranking and Security. The secured portion of the LETL Facilities ranks third-lien, junior to the Company’s existing asset-based lending facility and Senior Secured Second Lien Notes, and pari passu with certain other government facilities. The unsecured portion ranks pari passu with other unsecured indebtedness of the Company.

Use of Proceeds. Loan proceeds may be used for operating expenses; ordinary course obligations; and capital expenditures consistent with the Company’s business plan. Proceeds may not be used to repay existing indebtedness, fund acquisitions or make investments outside the ordinary course of business, subject to certain exceptions.

Warrants. In connection with the unsecured portion of the LETL Facilities, the Company issued warrants to purchase common shares of Algoma Steel Group Inc. The principal terms include: exercise price of C$11.08 per share; 10-year term; and vesting proportionately as advances are drawn under the unsecured facility. The warrants also include customary anti-dilution protections, registration rights, and a repurchase right allowing the Company to repurchase the warrants following repayment of the LETL Facilities at fair market value or the in-the-money amount.

Covenants and Restrictions. While the LETL Facilities remain outstanding, the Company is subject to customary covenants, including restrictions relating to: payment of dividends and share repurchases; incurrence of additional indebtedness; transactions with non-arm’s length parties; mergers, acquisitions and asset sales; and transfers of Canadian operations outside Canada. The Company must also maintain compliance with certain financial covenants under its existing credit facilities.

Executive Compensation Restrictions. For a specified period, the Company is subject to limitations on executive compensation for named executive officers.

The LETL Facilities contain customary representations, warranties, reporting obligations, and events of default, including cross-default provisions, insolvency events and change-of-control triggers.

Copies of the foregoing documents are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at www.sec.gov.

Strategic Arrangements

On January 26, 2026, the Company announced that its wholly owned subsidiary, Algoma Steel Inc., entered into a binding Memorandum of Understanding (MOU) with Hanwha Ocean Co. Ltd. to establish a long-term strategic arrangement with an aggregate potential value of $250.0 million comprised of (i) a cash contribution of $200.0 million towards the potential development of a structural steel beam mill and (ii) anticipated purchases of the Company’s products with an aggregate value of up to $50.0 million for use in connection with its Canadian Patrol Submarine Project (“CPSP”)-related commitments. The MOU was subject to Hanwha Ocean Co. Ltd. being awarded and entering into an effective contract under the CPSP and the negotiation and execution of definitive agreements with the Company. On July 6, 2026, the Government of Canada announced that Thyssenkrupp Marine Systems was selected under the CPSP procurement process. As a result, the Company’s MOU with Hanwha Ocean Co. Ltd. relating to the CPSP has been suspended. The MOU will remain suspended unless and until Hanwha Ocean is selected by the Government of Canada as the contractor for the CPSP.

On April 7, 2026, the Company announced the formation of Roshel Algoma Defence, a joint venture with Roshel Inc., a Canadian-owned defence manufacturer of armoured vehicles. The joint venture is expected to support the development of domestic ballistic steel and related manufacturing capabilities in Canada.

Lake Superior Power Plant Outage

On August 17, 2026, the Company experienced an unplanned outage at its Lake Superior Power (“LSP”) generating facility. One of the LSP turbine units detected an abnormal condition and was automatically taken offline. The remaining LSP units were not affected. As LSP supplies electricity to the Company’s steelmaking operations, the outage necessitated a temporary suspension of electric arc furnace (“EAF”) production. The Company worked closely with the Independent Electricity System Operator (“IESO”) to implement interim operating arrangements, enabling EAF production to resume on August 29, 2026, while the affected LSP turbine remained unavailable. Following the restart, these arrangements supported sustained production, including during certain planned work on the provincial electricity system.

On September 30, 2026, the Company commissioned a newly acquired replacement turbine, restoring full generating capability at LSP. The acquisition provides the Company with additional operational flexibility and strengthens the reliability of its power generation infrastructure.

The Company has exercised its option under its existing Contract Service Agreement with GE to bring a leased turbine into service while repairs to the affected turbine are undertaken. Installation of the leased turbine is expected to be completed during the fourth quarter of 2026 and is not expected to result in any interruption to steelmaking operations. Upon installation, the newly acquired turbine will serve as a ready spare, providing additional equipment redundancy and enhancing operational resilience. Following completion of repairs to the affected turbine, the additional generating equipment is expected to provide further operational flexibility and the potential to support expanded power generation capacity in the future. The replacement turbine was purchased during the three month period ended September 30, 2026. The Company is seeking to finance the remaining balance over a four-year term; however, there can be no assurance that financing will be secured on commercially acceptable terms, or at all.

Subsequent Event

In October 2026, the Company entered into a negotiated settlement agreement with Haverhill Coke Company LLC and certain related parties resolving the outstanding commercial dispute relating to historical coke supply arrangements. The settlement represents a mutually acceptable commercial resolution of the dispute and was reached without any admission of liability or wrongdoing by either party. The financial terms of the settlement are confidential, subject to applicable legal and regulatory disclosure requirements.

Factors Affecting Financial Performance

The Company’s financial performance is significantly influenced by the cost and availability of key inputs and by global and regional market dynamics affecting steel prices and demand. Historically, the Company’s costs were primarily driven by commodity prices, including those for iron ore, coal, coke, scrap, electricity, and natural gas. Under EAF steelmaking, the Company’s most significant costs driven by commodity prices primarily include scrap, electricity, and natural gas. Inflationary pressures or volatility in these input costs can materially affect profitability. These pressures may arise from global supply and demand imbalances, geopolitical tensions, trade policies, currency exchange fluctuations, natural disasters, or other macroeconomic factors beyond the Company’s control. Sustained increases in raw material or energy prices can erode profit margins and impair the Company’s ability to maintain competitive pricing. In addition, volatility in input markets can complicate supply chain management, increase working capital requirements, and affect the timely and cost-effective procurement of essential materials.

As the Company transitioned to EAF steelmaking in early 2026, the procurement of sufficient quantities of high-quality scrap steel has become a critical factor in operational efficiency and cost competitiveness. Access to scrap depends on collection volumes, regional recycling rates, industrial activity, and competition among regional EAF producers. The Company’s geographic location provides proximity to major scrap markets and waterborne transportation routes; however, economic access to scrap sources and freight logistics across the Great Lakes system are key to maintaining reliable supply and cost-effective delivery. Market dislocations, export restrictions, or transportation constraints could adversely affect the Company’s ability to secure scrap at competitive prices.

North American steel pricing is determined largely by global supply-demand conditions, international trade policies, import volumes, and regional economic performance. Competitive pressures are influenced by global steelmaking overcapacity, fluctuations in raw material costs, and domestic and foreign trade policies of various trading countries. North American producers compete with producers in Europe, China, and other Asian countries—regions where export decisions are sometimes guided more by domestic economic or political policies than by prevailing market forces. Trade policies between Canada and the United States, as well as import measures affecting the broader North American market, have a material impact on domestic demand, selling prices, and overall industry margins.

Ongoing uncertainty surrounding trade relations between the United States and Canada—including the potential for continuing tariffs, quotas, or other restrictions on cross-border steel and raw material trade—has a direct impact on market stability, pricing dynamics, and investment confidence in both countries. Changes in U.S. trade policy can alter the flow of steel and scrap materials across the border, affecting regional supply-demand balances and price differentials between the U.S. Midwest and Central Canadian markets. The Company’s exposure to these dynamics can influence input costs, realized selling prices, and overall competitiveness within the North American steel market.

According to the World Steel Association, crude steel production across the 70 reporting countries reached approximately 144.2 million tonnes in August 2026, representing a 1.2% decrease over August 2025, with China accounting for roughly 52% of global output (World Steel Association, “August 2026 crude steel production and 2026 global crude steel production total,” September 24, 2026). The Organization for Economic Cooperation and Development (OECD) continues to report challenging global conditions characterized by persistent excess capacity. As of the latest estimates, global steelmaking capacity stands at approximately 2,445 million metric tonnes, with shipments projected to exceed demand by more than 745 million tonnes by 2028 - equivalent to roughly 49 times the size of the Canadian steel industry. Current investment data indicate that planned capacity additions of up to 139 million tonnes through 2028 represent a 5.7% increase from 2025 levels.

Overall Results

Net Loss

The Company’s net loss for the three month period ended September 30, 2026 was C$129.6 million compared to net loss of C$485.1 million for the three month period ended September 30, 2025, resulting in a C$355.5 million decrease in net loss. The decrease is primarily due to a decrease in loss from operations (C$557.0 million) for reasons described below in Loss from Operations. This was offset, in part, by a decrease in income tax recovery (C$144.0 million), an increase in foreign exchange loss (C$24.3 million), a change in fair value of Initial Public Offering (“IPO”) and LETL Warrant (as defined herein) liabilities (C$12.8 million), a change in fair value of share-based compensation liability (C$11.8 million), an increase in finance costs (C$7.1 million), and a change in fair value of earnout liability (C$3.1 million).

The Company’s net loss for the nine month period ended September 30, 2026 was C$385.0 million compared to net loss of C$620.2 million for the nine month period ended September 30, 2025, resulting in a C$235.2 million decrease in net loss. The decrease is primarily due to a decrease in loss from operations (C$494.3 million) for reasons described below in Loss from Operations, and an increase in foreign exchange gain (C$41.2 million). This was offset, in part, by a decrease in income tax recovery (C$209.3 million), a change in fair value of IPO and LETL Warrant (as defined herein) liabilities (C$55.1 million), a change in fair value of share-based compensation liability (C$22.1 million), a change in fair value of earnout liability (C$6.2 million), an increase in finance costs (C$3.7 million), and a decrease in finance income (C$3.0 million).

Loss from Operations

The Company’s loss from operations for the three month period ended September 30, 2026 was C$94.5 million compared to C$651.5 million for the three month period ended September 30, 2025, resulting in a C$557.0 million decrease in loss from operations. The decrease is primarily driven by a non-cash impairment loss recognized in the three month period ended September 30, 2025 (C$503.4 million), higher steel prices, increased plate shipment volume both in aggregate and as a percentage of sales, a decrease in labour and other fixed costs, and a decrease in administrative and selling expenses (C$13.8 million), as described below. This was offset, in part, by lower steel shipments, primarily due to the accelerated transition to EAF steelmaking, the S232 Tariffs which impacted the Company’s export sales, and the LSP outage.

The Company’s loss from operations for the nine month period ended September 30, 2026 was C$382.2 million compared to C$876.5 million for the nine month period ended September 30, 2025, resulting in a C$494.3 million decrease in loss from operations. The decrease is primarily driven by a non-cash impairment loss recognized in the nine month period ended September 30, 2025 (C$503.4 million), higher steel prices, increased plate shipment volume both in aggregate and as a percentage of sales, a decrease in labour and other fixed costs, and a decrease in administrative and selling expenses (C$19.9 million), as described below. This was offset, in part, by lower steel shipments, primarily due to the accelerated transition to EAF steelmaking and the S232 Tariffs which impacted the Company’s export sales.

Non-GAAP Financial Measures

In this MD&A, we use certain non-GAAP measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported in accordance with IFRS Accounting Standards. As described below, the terms “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Adjusted EBITDA per ton,” “Average Net Sales Realization” (“NSR”), “Cost of Steel Products Sold” and “Cost Per Ton of Steel Products Sold” are financial measures utilized by the Company in evaluating its financial results that are not defined by IFRS Accounting Standards. Adjusted EBITDA refers to net income or loss before depreciation of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations and income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of IPO and LETL Warrants, earnout rights, share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, derivatives, certain inventory adjustments, impairment loss, legal settlements, fees and legacy contracts, severance costs, stranded inventory and capacity utilization, as described below. Legal settlements, fees and legacy contracts includes costs associated with the resolution of claims, settlements, legacy contractual matters and related legal costs. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as alternatives to income from operations or any other measure of performance prescribed by IFRS Accounting Standards. Adjusted EBITDA, as defined and used by the Company, may not be comparable to Adjusted EBITDA as defined and used by other companies.

We consider Adjusted EBITDA to be meaningful measures to assess our operating performance in addition to IFRS Accounting Standards measures. These measures are included because we believe they can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods. Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA to its most comparable IFRS Accounting Standards financial measure, see “Adjusted EBITDA” presented in this MD&A. Average Net Sales Realization refers to steel revenue less freight revenue per steel tons shipped. Average Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding the geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold refers to cost of steel revenue less freight, depreciation, capacity utilization, as described below, legal settlements, fees and legacy contracts and carbon tax (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate our cost of steel products sold on a per ton basis, excluding certain of the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Average Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS Accounting Standards measures.

Adjusted EBITDA, Average Net Sales Realization, Cost Per Ton of Steel Products Sold, Adjusted EBITDA margin and Adjusted EBITDA per ton have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect interest on pension and other post-employment benefit obligations;

•	they do not reflect income tax expense or the cash necessary to pay income taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA do not reflect cash requirements for such replacements.

In addition, in the case of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted EBITDA per ton:

•	they do not reflect certain non-cash items, including share-based compensation charges, impairment loss, and the accounting for IPO and LETL Warrants, earnout and share-based payment liabilities;

•	they do not reflect the impact of changes resulting from foreign exchange;

•	they do not reflect the impact of carbon tax;

•	they do not reflect the impact of certain inventory adjustments;

•	they exclude certain non-recurring items, such as transaction costs, severance costs and capacity utilization which were as a result of the accelerated transition to EAF steelmaking;

•	they do not reflect the impact of past service costs related to pension benefits and post-employment benefits; and

•	they do not reflect the impact of other earnings or charges resulting from matters we believe not to be indicative of our ongoing operations, including legal settlements.

Because of these limitations, Adjusted EBITDA and the related ratios such as Adjusted EBITDA margin and Adjusted EBITDA per ton should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. In addition, other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as a supplement.

Steel Revenue and Cost of Sales

			Three months ended September 30,						Nine months ended September 30,
			2026		2025				2026		2025
tons
Steel Shipments	i	65.5%		144,527		419,173	i	59.6%		549,681		1,360,960
millions of dollars
Revenue	i	52.4%	C$	249.4	C$	523.9	i	50.1%	C$	813.8	C$	1,630.7
Less:
Freight included in revenue				(18.5)		(38.8)				(65.1)		(134.6)
Non-steel revenue				(12.7)		(11.8)				(16.6)		(25.2)

Steel revenue	i	53.9%		$218.2		$473.3	i	50.2%	C$	732.1	C$	1,470.9

Cost of steel revenue (i)	i	50.0%	C$	295.3	C$	590.2	i	40.5%	C$	1,041.1	C$	1,750.9
Depreciation included in cost of steel revenue				(17.4)		(43.2)				(73.5)		(116.0)
Carbon tax included in cost of steel revenue				3.2		(9.5)				(10.3)		(23.4)
Capacity utilization				(53.1)		—				(198.0)		—
Legal settlements, fees and legacy contracts				(12.3)		—				(23.5)		—

Cost of steel products sold (ii)	i	59.9%	C$	215.7	C$	537.5	i	54.3%	C$	735.8	C$	1,611.5

dollars per ton
Revenue per ton of steel sold	h	38.1%	C$	1,726	C$	1,250	h	23.5%	C$	1,480	C$	1,198
Cost of steel revenue per ton of steel sold	h	45.1%	C$	2,043	C$	1,408	h	47.2%	C$	1,894	C$	1,287
Average net sales realization on steel sales (ii), (iii)	h	33.7%	C$	1,510	C$	1,129	h	23.2%	C$	1,332	C$	1,081
Cost per ton of steel products sold (ii)	h	16.4%	C$	1,492	C$	1,282	h	13.1%	C$	1,339	C$	1,184

(i)	Cost of steel revenue includes the cost of steel tariffs. See “Tariffs” for further discussion.
(ii)	See “Non-GAAP Measures” for information regarding the limitations of using average net sales realization on steel sales, cost of steel products sold and cost per ton of steel products sold.
(iii)	Represents steel revenue, being revenue less (a) freight included in revenue and (b) non-steel revenue divided by the number of tons of steel shipments during the applicable period.

Revenue and steel revenue decreased by 52.4% and 53.9%, respectively, due to lower sheet shipments during the three month period ended September 30, 2026 as compared to the three month period ended September 30, 2025. The Company’s revenue per ton of steel sold and average NSR on steel sales per ton shipped was C$1,726 and C$1,510, respectively, for the three month period ended September 30, 2026 (September 30, 2025 – C$1,250 and C$1,129, respectively), an increase of 38.1% and 33.7%, respectively, primarily due to higher steel prices and increased plate shipment volume as a percentage of sales. Steel shipment volumes decreased by 65.5% during the three month period ended September 30, 2026 as compared to the three month period ended September 30, 2025 primarily due to the accelerated transition to EAF steelmaking, the S232 Tariffs which impacted the Company’s export sales, and the LSP outage. Revenue and steel revenue decreased by 50.1% and 50.2%, respectively, due to lower sheet shipments during the nine month period ended September 30, 2026 as compared to the nine month period ended September 30, 2025. The Company’s revenue per ton of steel sold and average NSR on steel sales per ton shipped was C$1,480 and C$1,332, respectively, for the nine month period ended September 30, 2026 (September 30, 2025 – C$1,198 and C$1,081, respectively), an increase of 23.5% and 23.2%, respectively, primarily due to higher steel prices and increased plate shipment volume as a percentage of sales. Steel shipment volumes decreased by 59.6% during the nine month period ended September 30, 2026 as compared to the nine month period ended September 30, 2025 primarily due to the accelerated transition to EAF steelmaking and the S232 Tariffs which impacted the Company’s export sales.

For the three month period ended September 30, 2026, the Company’s cost of steel revenue decreased by 50.0% to C$295.3 million (September 30, 2025 – C$590.2 million), and the cost of steel products sold decreased by 59.9% to C$215.7 million (September 30, 2025 – C$537.5 million). The decrease in cost of steel revenue is primarily due to lower sheet shipments, particularly due to the S232 Tariffs and the LSP outage, and a decrease in labour and other fixed costs. The decrease in cost of steel products sold, which excludes depreciation, capacity utilization, as described below, legal settlements, fees and legacy contracts and carbon tax, was driven mainly by lower sheet shipments, and a decrease in labour and other fixed costs. Cost per ton of steel products sold was C$1,492 for the three month period ended September 30, 2026 (September 30, 2025 – C$1,282), which was primarily due to worse fixed cost absorption due to lower steel production volumes and increased plate shipment volume as a percentage of total shipment volume.

For the nine month period ended September 30, 2026, the Company’s cost of steel revenue decreased by 40.5% to C$1,041.1 million (September 30, 2025 – C$1,750.9 million), and the cost of steel products sold decreased by 54.3% to C$735.8 million (September 30, 2025 – C$1,611.5 million). The decrease in cost of steel revenue is primarily due to lower sheet shipments, particularly due to the S232 Tariffs, and a decrease in labour and other fixed costs. The decrease in cost of steel products sold, which excludes depreciation, capacity utilization, as described below, legal settlements, fees and legacy contracts and carbon tax, was driven mainly by lower sheet shipments, and a decrease in labour and other fixed costs. Cost per ton of steel products sold was C$1,339 for the nine month period ended September 30, 2026 (September 30, 2025 – C$1,184), which was primarily due to worse fixed cost absorption due to lower steel production volumes and increased plate shipment volume as a percentage of total shipment volume.

Capacity utilization represents the excess fixed costs carried by the Company during the three and nine month periods ended September 30, 2026 beyond what was required to operate the EAF and the downstream operations supplied by the EAF at the volumes produced. These costs are primarily labour, equipment leases and rentals, fixed utilities, and maintenance costs associated with legacy assets and the Company’s previous operating configuration.

As discussed above in The Company’s Response to Tariffs, the Company was subject to 25% tariffs on outbound steel shipments to the United States, effective March 4, 2025, paused on March 6, 2025, and then reinstated March 12, 2025. Starting June 4, 2025, the tariffs on outbound steel shipments to the United States were increased to 50%. For the three and nine month periods ended September 30, 2026, direct tariff costs of C$18.1 million and C$64.2 million, respectively, were included in Cost of Sales (September 30, 2025 – C$89.7 million and C$164.3 million, respectively).

The Company’s costs associated with tariffs on inbound purchases from the United States were negligible for the three and nine month periods ended September 30, 2026 and September 30, 2025.

Non-steel Revenue

The Company’s non-steel revenue for the three month period ended September 30, 2026 was C$12.7 million (September 30, 2025 – C$11.8 million). The increase of C$0.9 million was primarily due to increased revenue on ferrous scrap and ore fines. This was offset, in part, by decreased revenue on braize, tar, and slag due to the transition to EAF steelmaking.

The Company’s non-steel revenue for the nine month period ended September 30, 2026 was C$16.6 million (September 30, 2025 – C$25.2 million). The decrease of C$8.6 million was primarily due to decreased revenue on braize, tar, and slag due to the transition to EAF steelmaking. This was offset, in part, by increased revenue on ferrous scrap and ore fines.

Administrative and Selling Expenses

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2026		2025		2026		2025
Personnel expenses	C$	6.6	C$	9.7	C$	21.8	C$	29.4
Share-based compensation expense		3.5		5.2		10.6		12.5
Professional, consulting, legal and other fees		2.6		3.2		9.8		10.4
Insurance		0.8		9.4		17.8		27.1
Software licenses		1.7		1.6		5.6		5.1
Allowance for doubtful accounts		0.2		—		(0.3)		0.2
Amortization of intangible assets and non- production assets		0.2		0.2		0.5		0.6
Other administrative and selling		1.8		1.9		7.4		7.8

	C$	17.4	C$	31.2	C$	73.2	C$	93.1

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended September 30, 2026 were C$17.4 million (September 30, 2025 – C$31.2 million). The decrease in administrative and selling expenses of C$13.8 million is primarily due to a decrease in insurance (C$8.6 million), personnel expenses (C$3.1 million), share-based compensation expense (C$1.7 million), and professional, consulting, legal and other fees (C$0.6 million). This was offset, in part, by an increase in allowance for doubtful accounts (C$0.2 million), and software licenses (C$0.1 million).

The Company’s administrative and selling expenses for the nine month period ended September 30, 2026 were C$73.2 million (September 30, 2025 – C$93.1 million). The decrease in administrative and selling expenses of C$19.9 million is primarily due to a decrease in insurance (C$9.3 million), personnel expenses (C$7.6 million), share-based compensation expense (C$1.9 million), professional, consulting, legal and other fees (C$0.6 million), allowance for doubtful accounts (C$0.5 million), and other administrative and selling (C$0.3 million). This was offset, in part, by an increase in software licenses (C$0.5 million).

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, Foreign Exchange Gains and Losses and Other Income

The Company’s finance costs represent interest cost on the Company’s Revolving Credit Facility, Senior Secured Second Lien Notes (the “2029 Notes”), LETL Facilities, and interest cost on the financing arrangement described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A. Finance costs also include the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts and changes in the discount rate on the Company’s environmental liabilities.

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2026		2025		2026		2025
Interest on the following facilities
Interest on Senior Secured Lien Notes	C$	11.0	C$	10.8	C$	32.1	C$	32.5
Interest on financing arrangement		0.3		0.6		1.3		1.0
Revaluation of discount rate for environmental liabilities		—		—		(1.1)		1.1
Revolving Credit Facility fees		0.8		0.6		2.4		2.1
Interest on the Revolving Credit Facility		0.6		0.6		3.3		0.7
Interest on Large Enterprise Tariff Loan (LETL) Facilities		4.2		—		8.4		—
Provincial MENDM governmental loan amendment fair value benefit		—		—		(7.0)		—
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits		9.3		3.9		21.9		13.0
Other interest (recovery) expense		(2.1)		0.5		(4.3)		2.9

	C$	24.1	C$	17.0	C$	57.0	C$	53.3

As illustrated in the table above, the Company’s finance costs for the three month period ended September 30, 2026 were C$24.1 million (September 30, 2025 – C$17.0 million). The increase of C$7.1 million in finance costs is driven by accretion of governmental loan benefits (C$5.3 million), interest on the LETL Facilities (C$4.2 million), interest on Senior Secured Lien Notes (C$0.2 million), and revolving credit facility fees (C$0.2 million). This was offset, in part, by other interest expense (C$2.6 million), which is primarily due to the interest benefit on the LETL Facilities, and interest on financing arrangement (C$0.3 million).

The Company’s finance costs for the nine month period ended September 30, 2026 were C$57.0 million (September 30, 2025 – C$53.3 million). The increase of C$3.7 million in finance costs is driven by accretion of governmental loan benefits (C$8.9 million), interest on the LETL Facilities (C$8.4 million), interest on the Revolving Credit Facility (C$2.6 million), Revolving Credit Facility fees (C$0.3 million), and interest on financing arrangement (C$0.3 million). This was offset, in part, by other interest expense (C$7.2 million), which is primarily due to the amendment of the governmental loan with the Ministry of Energy, Northern Development and Mines of the Province of Ontario and the interest benefit on the LETL Facilities, governmental loan amendment fair value benefit (C$7.0 million), revaluation of discount rate for environmental liabilities (C$2.2 million), and interest on Senior Secured Second Lien Notes (C$0.4 million).

The Company’s finance income for the three month period ended September 30, 2026 was C$2.3 million (September 30, 2025 – C$1.1 million). The increase of C$1.2 million in finance income is primarily due to an increase in interest income as a result of a higher average cash balance over the three month period ended September 30, 2026 as compared to the three month period ended September 30, 2025.

The Company’s finance income for the nine month period ended September 30, 2026 was C$3.4 million (September 30, 2025 – C$6.4 million). The decrease of C$3.0 million in finance income is primarily due to a decrease in interest income as a result of a lower average cash balance over the nine month period ended September 30, 2026 as compared to the nine month period ended September 30, 2025.

The Company’s interest on pension and other post-employment benefit obligations for the three and nine month periods ended September 30, 2026 was C$3.6 million and C$10.7 million, respectively (September 30, 2025 – C$4.0 million and C$11.9 million, respectively). The decrease is primarily due to a smaller net liability at December 31, 2025 being only partially offset by an increase in discount rates as at December 31, 2025 that were used to determine the expense for the period of January 1, 2026 to December 31, 2026.

The Company’s foreign exchange loss for the three month period ended September 30, 2026 was C$10.0 million (September 30, 2025 – gain of C$14.3 million). The foreign exchange gain for the nine month period ended September 30, 2026 was C$23.1 million (September 30, 2025 – loss of C$18.1 million). These foreign exchange movements reflect the effect of U.S. dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

The Company’s other income for the three and nine month periods ended September 30, 2026 was nil and C$47.9 million, respectively (September 30, 2025 – nil and C$50.0 million, respectively) and represents primarily insurance proceeds.

Pension and Post-Employment Benefits

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2026		2025		2026		2025
Recognized in loss before income taxes:
Pension benefits expense	C$	4.1	C$	5.7	C$	12.2	C$	17.1
Post-employment benefits expense		2.5		3.0		7.6		9.0

	C$	6.6	C$	8.7	C$	19.8	C$	26.1

Recognized in other comprehensive loss (pre-tax):
Pension benefits gain	C$	(19.3)	C$	(37.9)	C$	(63.0)	C$	(36.4)
Post-employment benefits gain		(11.4)		—		(9.4)		(3.7)

	C$	(30.7)	C$	(37.9)	C$	(72.4)	C$	(40.1)

	C$	(24.1)	C$	(29.2)	C$	(52.6)	C$	(14.0)

As illustrated in the table above, the Company’s pension expense for the three month periods ended September 30, 2026 and September 30, 2025 was C$4.1 million and C$5.7 million, respectively, representing a decrease of C$1.6 million. The Company’s post-employment benefit expense for the three month periods ended September 30, 2026 and September 30, 2025 was C$2.5 million and C$3.0 million, respectively, representing a decrease of C$0.5 million. The decrease in pension expense and decrease in post-employment expense is due to an increase in discount rates used to determine the expense beginning January 1, 2026, coupled with the reduction in pension current service cost as a result of the Layoffs. The expense decrease is also a result of reflecting experience gains from the statutory pension actuarial funding valuation and the non-pension actuarial valuation.

The Company’s pension expense for the nine month periods ended September 30, 2026 and September 30, 2025 was C$12.2 million and C$17.1 million, respectively, representing a decrease of C$4.9 million. The Company’s post-employment benefit expense for the nine month periods ended September 30, 2026 and September 30, 2025 was C$7.6 million and C$9.0 million, respectively, representing a decrease of C$1.4 million. The decrease in pension expense and decrease in post-employment expense is due to an increase in discount rates used to determine the expense beginning January 1, 2026, coupled with the reduction in pension current service cost as a result of the Layoffs. The expense decrease is also a result of reflecting experience gains from the statutory pension actuarial funding valuation and the non-pension actuarial valuation.

As disclosed in Note 4 to the December 31, 2025 consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income (loss).

For the three month period ended September 30, 2026, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of C$30.7 million (September 30, 2025 – C$37.9 million), a difference of C$7.2 million. The gain for the three month period ended September 30, 2026 was due to an increase in discount rates of approximately 40 basis points, offset, in part, by negative asset returns of 3.9%. The gain for the three month period ended September 30, 2025 was primarily due to an increase in discount rates of approximately 11 basis points combined with an asset return of 4.5%.

For the nine month period ended September 30, 2026, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of C$72.4 million (September 30, 2025 – C$40.1 million), a difference of C$32.3 million. The gain for the nine month period ended September 30, 2026 was due to an increase in discount rates of approximately 54 basis points coupled with positive asset returns of 3.3%. The gain for the nine month period ended September 30, 2025 was primarily due to an increase in discount rates of approximately 11 basis points coupled with a positive year-to-date asset return of 5.70%.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act. Since the introduction of the Carbon Tax Act, Ontario’s Emissions Performance Standards (EPS) program was developed to regulate GHG emissions from large industrial facilities by setting emissions limits that are the basis for the compliance obligations of those facilities. The program was developed as an alternative to the federal output-based pricing system (OBPS). The EPS program came into full effect on January 1, 2022 and Algoma is now subject to compliance under the EPS.

For the three month period ended September 30, 2026, total Carbon Tax recognized as a recovery in cost of sales was C$3.2 million (September 30, 2025 – expense of C$9.5 million). The change is primarily due to a decrease in carbon dioxide equivalent emissions and a true-up of the estimated costs pertaining to the twelve month period ended December 31, 2025. This was offset, in part, by an increase in carbon tax per ton.

For the nine month period ended September 30, 2026, total Carbon Tax recognized as an expense in cost of sales was C$10.3 million (September 30, 2025 – expense of C$23.4 million). The change is primarily due to a decrease in carbon dioxide equivalent emissions. This was offset, in part, by an increase in carbon tax per ton.

Income Taxes

For the three month period ended September 30, 2026, the Company’s deferred income tax recovery and current income tax recovery were nil and C$1.7 million, compared to deferred income tax recovery and current income tax recovery of C$105.4 million and C$40.3 million, respectively, for the three month period ended September 30, 2025. The decrease in deferred income tax recovery is a result of the Company not recognizing a deferred tax asset on the basis that it is not probable that it will be recovered. The decrease in current income tax recovery is a result of the lack of available taxable income in the preceding three years to carry the current year loss back to recover taxes paid.

For the nine month period ended September 30, 2026, the Company’s deferred income tax recovery and current income tax expense were nil and C$0.3 million, compared to deferred income tax recovery and current income tax recovery of C$106.9 million and C$102.1 million, respectively, for the nine month period ended September 30, 2025. The decrease in deferred income tax recovery is a result of the Company not recognizing a deferred tax asset on the basis that it is not probable that it will be recovered. The decrease in current income tax recovery is a result of the lack of available taxable income in the preceding three years to carry the current year loss back to recover taxes paid.

As at September 30, 2026, income taxes receivable of C$38.2 million (December 31, 2025 – C$201.8 million) are presented in the condensed interim consolidated statements of financial position. The decrease in income taxes receivable reflects the cash received from carrying the loss back from calendar year 2025 to reduce taxable income in calendar year 2022. The remaining balance represents taxes to be recovered as a result of carrying the loss back from calendar year 2025 to reduce taxable income in calendar year 2023 to recover taxes paid.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

As at September 30, 2026, there were 105,661,468 common shares issued and outstanding, and no preferred shares issued and outstanding.

IPO Warrants

As at September 30, 2026, 24,178,999 IPO Warrants remain outstanding with an estimated fair value of $0.005 per IPO Warrant based on the market price of the IPO Warrants, for which the Company recognized a liability of C$0.2 million ($0.1 million) (December 31, 2025 – C$2.5 million; $1.8 million) in IPO Warrant liability on the condensed interim consolidated statements of financial position. For the three and nine month periods ended September 30, 2026, a gain of C$0.7 million and C$2.4 million, respectively, on change in the fair value of the IPO Warrant liability is presented in the condensed interim consolidated statements of net loss. For the three and nine month periods ended September 30, 2025, a gain of C$11.9 million and C$46.4 million, respectively, on change in fair value of the IPO Warrant liability is presented in the condensed interim consolidated statements of net loss. The IPO Warrants expired on October 19, 2026.

The IPO Warrants, with a strike price of $11.50, are currently out of the money. Should Algoma’s share price increase, these IPO Warrants contain a call feature enabling the Company to redeem them on a cashless basis before expiration, thus limiting potential dilution. Requirements include that the closing price of the Company’s common shares reaches or exceeds $18.00 for at least 20 out of any 30 consecutive trading days, the Company may exercise the option to redeem the IPO Warrants at a nominal price of $0.01 per IPO Warrant. For more information please see Algoma’s IPO Warrant agreement which is available on SEDAR+ and on EDGAR.

LETL Warrants

In connection with the LETL Facilities, the Company issued warrants to purchase Common Shares to CEEFC and the Province of Ontario (collectively, the “LETL Warrants”).

The Company issued 5,415,162 warrants to CEEFC and 1,353,791 warrants to the Province of Ontario. Each LETL Warrant entitles the holder to purchase one Common Share at an exercise price of C$11.08 per share, subject to adjustments as discussed below. The LETL Warrants are governed by warrant agreements dated November 14, 2025 between the Company and CEEFC and between the Company and the Province of Ontario (collectively, the “Government Warrant Agreements”).

The LETL Warrants may be exercised at any time following vesting and prior to November 14, 2035, after which time any unexercised vested warrants will expire and be of no further force or effect. The number of LETL Warrants that are vested at any time is determined based on the aggregate principal amount of advances made under the applicable unsecured loan agreement relative to the total unsecured commitment under the LETL Facilities. Any LETL Warrants that have not vested as of the day following the end of the applicable availability period under the relevant LETL Facilities will expire and terminate. During the first year following the closing of the LETL Facilities, holders may only exercise up to one-half of their vested LETL Warrants at any time.

Provided that the Company repays in full all obligations under the LETL Facilities on or prior to November 14, 2032, the Company will have a one-time right, exercisable within 15 days of such repayment, to repurchase all LETL Warrants then held by the applicable holder.

The exercise price and the number of Common Shares issuable upon exercise of the LETL Warrants are subject to adjustment in certain circumstances, including in the event of stock dividends, extraordinary dividends, share subdivisions or consolidations, rights offerings, special distributions, or certain recapitalizations, reorganizations, mergers or consolidations involving the Company.

The LETL Warrants are not transferable prior to the expiry of the Company’s repurchase right, except to affiliates of the applicable holder. Following the expiry of such repurchase right, the holders may transfer the LETL Warrants to any person other than a competitor of the Company, subject to compliance with applicable securities laws.

As at September 30, 2026, 6,768,953 LETL Warrants remain outstanding with an estimated fair value of C$2.84 per LETL Warrant, for which the Company recognized a liability of C$19.2 million (December 31, 2025 – C$7.5 million). For the three and nine month periods ended September 30, 2026, a corresponding loss of C$1.6 million and C$11.1 million, respectively, has been included in change in fair value of IPO and LETL Warrant liabilities in the condensed interim consolidated statements of net loss (September 30, 2025 - nil). As at September 30, 2026 and December 31, 2025, no LETL warrants have vested.

Earnout

As at September 30, 2026, 598,139 earnout rights remain outstanding with an estimated fair value of $4.17 per unit based on the market price of the Company’s common shares, for which an earnout liability of C$3.5 million ($2.5 million) (December 31, 2025 – C$3.7 million; $2.7 million) was recognized in the condensed interim consolidated statements of financial position. During the nine month period ended September 30, 2026, 57,314 earnout rights were settled for common shares. During the year ended December 31, 2025, earnout rights were settled for 75,000 common shares. Loss on change in the fair value of the earnout liability for the three and nine month periods ended September 30, 2026 of C$0.1 million is presented in the condensed interim consolidated statements of net loss. Gain on change in the fair value of the earnout liability for the three month period ended September 30, 2025 of C$3.0 million and gain of C$6.1 million for the nine month period ended September 30, 2025, is presented in the condensed interim consolidated statements of net loss.

Continuity of earnout rights are as follows:

	Nine months ended September 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	655,453	719,547
Dividend equivalents and other adjustments	—	10,906
Vested and settled	(57,314)	(75,000)

Ending balance	598,139	655,453

Replacement Long Term Incentive Plan (“LTIP”)

As at September 30, 2026, 2,335,924 Replacement LTIP Awards remain outstanding with an estimated fair value of $4.17 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of C$13.8 million ($9.7 million) (December 31, 2025 – C$14.1 million; $10.3 million) in share-based payment compensation liability in the condensed interim consolidated statements of financial position. During the nine month period ended September 30, 2026, 179,342 units were settled for common shares. Loss on change in the fair value of the share-based payment compensation liability for the three and nine month periods ended September 30, 2026 of C$0.4 million is presented in the condensed interim consolidated statements of net loss. Gain on change in the fair value of the share-based payment compensation liability for the three month period ended September 30, 2025 of C$11.4 million and C$21.7 million for the nine month period ended September 30, 2025, is presented in the condensed interim consolidated statements of net loss.

Continuity of Replacement LTIP units are as follows:

	Nine months ended September 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	2,515,266	2,474,422
Dividend equivalents and other adjustments	—	40,844
Vested and settled	(179,342)	—

Ending balance	2,335,924	2,515,266

Omnibus Long Term Incentive Plan (“LTIP”)

Deferred share units (“DSUs”)

	Nine months ended September 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	705,674	480,481
Granted	212,588	218,069
Dividend equivalents and other adjustments	6,376	7,124
Vested and settled	(100,835)	—

Ending balance	823,803	705,674

For the three and nine month periods ended September 30, 2026, the Company recorded a share-based payment compensation expense of C$0.4 million and C$1.8 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net loss. At September 30, 2026, C$1.4 million is presented in contributed surplus (deficit) and C$0.4 million is presented in accounts payable and accrued liabilities on the condensed interim consolidated statements of financial position. During the nine month period ended September 30, 2026, 100,835 DSUs were settled for common shares. For the three and nine month periods ended September 30, 2025, the Company recorded a share-based payment compensation expense of C$0.7 million and C$1.4 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position.

Restricted share units (“RSU”) FY2024, FY2025, CY2025 and CY2026 Plans

	Nine months ended September 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	1,195,401	1,037,229
Granted	821,483	565,016
Dividend equivalents and other adjustments, net of cancellations	(33,788)	(406,844)
Vested and settled	(349,076)	—

Ending balance	1,634,020	1,195,401

Performance share units (“PSU”) FY2024, FY2025, CY2025 and CY2026 Plans

	Nine months ended September 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	1,170,381	1,049,039
Granted	521,225	1,042,775
Dividend equivalents and other adjustments, net of cancellations	(28,687)	(921,434)
Vested and settled	(41,099)	—

Ending balance	1,621,820	1,170,381

For the three and nine month periods ended September 30, 2026, the Company recorded share-based payment compensation expense of C$3.1 million and C$8.7 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position. For the three and nine month periods ended September

30, 2025, the Company recorded share-based payment compensation expense of C$4.5 million and C$10.9 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position.

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net loss for the periods indicated:

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2026		2025		2026		2025
Net loss	C$	(129.6)	C$	(485.1)	C$	(385.0)	C$	(620.2)
Depreciation of property, plant and equipment and amortization of intangible assets		17.7		43.4		74.1		116.6
Finance costs		24.1		17.0		57.0		53.3
Interest on pension and other post-employment benefit obligations		3.6		4.0		10.7		11.9
Income tax (recovery) expense		(1.7)		(145.7)		0.3		(209.0)
Foreign exchange loss (gain)		10.0		(14.3)		(23.1)		18.1
Finance income		(2.3)		(1.1)		(3.4)		(6.4)
Inventory adjustments (depreciation on property, plant & equipment in inventory)		(2.8)		2.9		(11.0)		4.4
Carbon tax		(3.2)		9.5		10.3		23.4
Change in fair value of financial instruments (i)		1.4		(26.3)		9.2		(74.2)
Share-based compensation		3.5		5.2		10.5		12.5
Legal settlements, fees and legacy contracts		12.3		—		23.5		—
Capacity utilization		53.1		—		198.0		—
Impairment loss		—		503.4		—		503.4

Adjusted EBITDA (ii)	C$	(13.9)	C$	(87.1)	C$	(28.9)	C$	(166.2)

Net Loss Margin		(52.0% )		(92.6% )		(47.3% )		(38.0% )

Net Loss / ton	C$	(896.7)	C$	(1,157.3)	C$	(700.4)	C$	(455.7)

Adjusted EBITDA Margin (iii)		(5.6% )		(16.6% )		(3.6% )		(10.2% )

Adjusted EBITDA / ton	C$	(96.2)	C$	(207.8)	C$	(52.6)	C$	(122.1)

(i)	Financial instruments at fair value are comprised of IPO and LETL Warrant liabilities, earnout liability, share-based payment compensation liability and derivatives.
(ii)	See “Non-GAAP Measures” for information regarding the limitations of using Adjusted EBITDA.
(iii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended September 30, 2026 increased by C$73.2 million and Adjusted EBITDA per ton increased by C$111.6 per ton compared to the three month period ended September 30, 2025 primarily due to higher steel prices, increased plate shipment volume both in aggregate and as a percentage of sales, and a decrease in labour and other fixed costs. This was offset, in part, by lower sheet shipments.

Adjusted EBITDA for the nine month period ended September 30, 2026 increased by C$137.3 million and Adjusted EBITDA per ton increased by C$69.5 per ton compared to the nine month period ended September 30, 2025 primarily due to higher steel prices, increased plate shipment volume both in aggregate and as a percentage of sales and a decrease in labour and other fixed costs. This was offset, in part, by lower sheet shipments.

Financial Resources and Liquidity

Summary of Cash Flows

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2026		2025		2026		2025
Cash, beginning of period	C$	62.6	C$	82.5	C$	77.5	C$	266.9
Cash generated by (used in):
Operating activities		78.6		(117.3)		(13.0)		(63.1)
Investing activities		(42.1)		(52.4)		(91.5)		(261.8)
Financing activities		51.6		91.2		175.6		73.2
Effect of exchange rate changes on cash		1.7		0.5		3.8		(10.7)

Increase (decrease) in cash	C$	89.8	C$	(78.0)	C$	74.9	C$	(262.4)

Cash, end of period	C$	152.4	C$	4.5	C$	152.4	C$	4.5

Cash Flow Generated by Operating Activities

For the three month period ended September 30, 2026, cash generated by operating activities was C$78.6 million (September 30, 2025 – cash used C$117.3 million). The increase in cash generated by operating activities for the three month period ended September 30, 2026 was due primarily to the net effect from changes in non-cash working capital, including the collection of C$163.9 million in income taxes receivable as discussed in Income Taxes, and for the same reasons mentioned above in Loss from Operations.

For the nine month period ended September 30, 2026, cash used in operating activities was C$13.0 million (September 30, 2025 – cash used C$63.1 million). The decrease in cash used in operating activities for the nine month period ended September 30, 2026 was due primarily to the net effect from changes in non-cash working capital, including the collection of C$163.9 million in income taxes receivable as discussed in Income Taxes, and for the same reasons mentioned above in Loss from Operations.

Further impacting cash generated by operating activities is the net effect from changes in non-cash working capital as presented below:

	Three months ended September 30,				Nine months ended September 30,
millions of dollars	2026		2025		2026		2025
Accounts receivable, net	C$	(0.6)	C$	2.7	C$	26.5	C$	(36.6)
Inventories		28.7		(33.4)		144.2		77.6
Prepaid expenses, deposits and other current assets		(3.7)		6.7		(3.0)		17.8
Accounts payable and accrued liabilities		(45.1)		(58.0)		(52.7)		(23.8)
Taxes receivable		164.0		17.1		160.9		(19.9)
Taxes payable		(3.3)		6.7		8.0		22.0
Other current liabilities		(6.0)		—		(16.7)		—

Total	C$	134.0	C$	(58.2)	C$	267.2	C$	37.1

Cash Flow Used In Investing Activities

For the three month period ended September 30, 2026, cash used in investing activities was C$42.1 million (September 30, 2025 – C$52.4 million), due to acquiring property, plant and equipment for C$67.7 million (September 30, 2025 – C$52.4 million), offset, in part, by insurance proceeds received for property damage of C$25.6 million (September 30, 2025 – nil).

For the nine month period ended September 30, 2026, cash used in investing activities was C$91.5 million (September 30, 2025 – C$261.8 million), due to acquiring property, plant and equipment for C$117.1 million (September 30, 2025 – C$276.8 million), offset, in part, by insurance proceeds received for property damage of C$25.6 million (September 30, 2025 – C$15.0 million).

Cash Flow Used In Financing Activities

For the three month period ended September 30, 2026, generation of cash in financing activities was C$51.6 million (September 30, 2025 – C$91.2 million). The decrease in generation of cash in financing activities of C$39.6 million is primarily due to an increase in net bank indebtedness repaid (C$155.0 million) and an increase in interest paid (C$4.5 million). This was offset, in part, by a receipt of government loans (C$129.4 million) and a decrease of repayment of government loans (C$1.3 million).

For the nine month period ended September 30, 2026, generation of cash in financing activities was C$175.6 million (September 30, 2025 – C$73.2 million). The increase in generation of cash in financing activities of C$102.4 million is primarily due to an increase of government loans received (C$368.2 million), a reduction in dividends paid (C$14.8 million), and a decrease of repayment of government loans (C$13.7 million). This was offset, in part, by a decrease in net bank indebtedness repaid (C$270.4 million) and an increase in interest paid (C$9.9 million).

Capital Resources - Financial Position and Liquidity

The Company historically has made approximately C$120 million of capital expenditures annually in order to sustain existing production facilities which is anticipated to decrease as the Company fully transitions to EAF steel making. Furthermore, the Company has made significant capital investment relating to its modernization and expansion program including substantial investment in EAF steelmaking.

As at September 30, 2026, the Company had cash of C$152.4 million (December 31, 2025 – C$77.5 million), had unused availability under its Revolving Credit Facility of C$232.5 million ($163.9 million) after taking into account C$93.8 million ($66.1 million) of outstanding letters of credit, and had unused availability under the LETL Facilities of C$43.5 million (December 31, 2025 – C$417.0 million). At December 31, 2025, the Company had drawn C$170.2 million ($124.2 million) under its Revolving Credit Facility, and there was C$194.5 million ($141.9 million) of unused availability after taking into account C$66.1 million ($48.2 million) of outstanding letters of credit.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At September 30, 2026, there was C$0.6 million ($0.4 million) drawn on this facility. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at September 30, 2026 and September 30, 2025, the Company has complied with these requirements.

On November 30, 2018, the Company secured the following debt financing:

•

$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023 subsequently increased to $300.0 million in May 2023 and to $375.0 million in September 2025, with maturity date of May 2028 (the “Revolving Credit Facility”). The interest rate is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage;

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). On July 17, 2025, the Company amended the agreement and will repay the loan in monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2031; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). On August 21, 2025 and November 14, 2025, the Company amended the agreement and will repay the loan on November 14, 2032. The Company may elect to capitalize interest (PIK) up to November 14, 2027.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. On March 25, 2024, the Company amended the agreement and will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2027 and ending on April 30, 2034.

On September 20, 2021, the Company, together with the Government of Canada, entered into an agreement in the form of a loan up to C$200.0 million from the SIF. Under the terms of the Federal SIF EAF Loan, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and December 31, 2025. Annual repayments of the Federal SIF EAF Loan will be scalable based on the Company’s GHG emission performance.

On December 7, 2023, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of C$11.7 million. The financing arrangement bears interest at 7.5% with monthly payments of C$0.1 million. During the nine month period ended September 30, 2026, the Company made principal payments totalling C$0.8 million (September 30, 2025 – C$0.7 million). At September 30, 2026, current portion totalling C$1.1 million is presented in current portion of other long-term liabilities on the condensed interim consolidated statements of financial position (December 31, 2025 – C$1.0 million).

On July 24, 2025, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of C$10.4 million. The financing arrangement bears interest at 7.7% with monthly payments of C$0.1 million, maturing July 2030. During the nine month period ended September 30, 2026, the Company made principal payments totalling C$0.8 million (September 30, 2025 – C$0.2 million). At September 30, 2026, current portion totalling C$1.3 million is presented in current portion of other long-term liabilities on the condensed interim consolidated statements of financial position (December 31, 2025 – C$1.2 million).

On August 8, 2024, the Company entered into an Installment Payment Contract (the “IPC”) with the Bank of Montreal to provide financing to purchase equipment. On September 3, 2025, the Company finalized its IPC with the Bank of Montreal as all financing was provided to purchase the equipment. The total amount financed was C$5.1 million at 7.4% interest with monthly payments of C$0.1 million, maturing September 2030. During the nine month period ended September 30, 2026, the Company made principal payments totalling C$0.5 million (September 30, 2025 – nil).

On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of $350.0 million of 9.125% 2029 Notes due April 15, 2029. The 2029 Notes are guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. Interest payments are due April 15 and October 15, having commenced on October 15, 2024. The principal balance of the 2029 Notes is due for repayment on April 15, 2029. Prior to the maturity date, the Company can exercise various rights to redeem the 2029 Notes in whole or in part at a specific redemption price. In some cases, the redemption of the 2029 Notes is only permitted upon the occurrence of a specific event. The intended use of net proceeds from the offering of the 2029 Notes is general corporate purposes, adding strength and flexibility to ASI’s balance sheet.

As discussed above in LETL Facilities, on November 14, 2025, the Company entered into agreements with CEEFC under Federal LETL program and the Ministry of Northern Economic Development and Growth, the Provincial LETL, to secure a C$500 million governmental loan comprised of a C$400 million loan facility from the Government of Canada and a C$100 million loan facility from the Province of Ontario. The LETL Facilities will be provided proportionately for which 20% shall be secured, ranking junior to the Company’s existing first lien Revolving Credit Facility and the Senior Secured Second Lien Notes, with the remaining 80% of the LETL Facilities being unsecured. The Company has drawn C$365.2 million and C$91.3 million gross loan proceeds and paid interest in kind totalling C$7.0 million and C$1.7 million, for the Federal LETL and Provincial LETL, respectively.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan, the Federal SIF EAF Loan and the LETL Facilities are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

During the three and nine month periods ended September 30, 2026, the Company did not declare or pay any dividends to shareholders (September 30, 2025 – nil and C$14.8 million, respectively).

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at September 30, 2026, the Company’s undiscounted obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the September 30, 2026, Canadian/U.S. dollar exchange rate of C$1.00 = $0.7048 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years
Bank indebtedness	C$	0.6	C$	0.6	C$	—	C$	—	C$	—
Governmental loans		758.6		2.2		6.9		26.6		722.9
Interest on governmental loans		22.2		—		2.4		7.3		12.5
Financing arrangement		22.5		3.2		3.3		16.0		—
Senior Secured Lien Notes		496.6		—		—		496.6		—
Interest on Senior Secured Lien Notes		135.9		45.3		45.3		45.3		—
Purchase obligations - capital		26.4		26.4		—		—		—
Environmental liabilities		60.2		4.2		4.8		13.8		37.4
Lease obligations		5.1		2.2		2.2		0.7		—

Total	C$	1,528.1	C$	84.1	C$	64.9	C$	606.3	C$	772.8

As noted above, on September 28, 2025, in response to the Trade Actions, the Board approved an operational plan to commence the exit from blast furnace and coke oven operations and to accelerate the transition to EAF steelmaking. In connection with the EAF transition, and as described in greater detail under The Company’s Response to Tariffs, the Company issued notices asserting that certain raw material and other supply agreements had been frustrated and has initiated and is responding to legal proceedings relating to certain supply agreements, including proceedings arising from the Company’s position that certain agreements have been frustrated. Management continues to monitor these proceedings and will recognize provisions where a present obligation exists and a reliable estimate of loss can be made. While the Company believes these claims are without merit and intends to vigorously defend them, an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial condition or results of operations.

Purchase obligations - capital represent the Company’s contractual obligations across the periods indicated above for the EAF capital project.

Off balance sheet arrangements include letters of credit, and operating lease obligations. At September 30, 2026, the Company had C$93.8 million ($66.1 million) (December 31, 2025 – C$66.1 million; $48.2 million) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At September 30, 2026, the Company’s net obligation in respect of its defined benefit pension plans was C$85.4 million (December 31, 2025 – C$153.0 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$183.1 million (December 31, 2025 – C$193.0 million).

The Company’s short-term and long-term obligations, commitments and future payments under contract are expected to be financed through cash flow from operations, funds from the Company’s Revolving Credit Facility and funds from the LETL Facilities. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As at September 30, 2026, there were no transactions, ongoing contractual or other commitments with related parties, except for remuneration of the Company’s key management personnel.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, other current liabilities, severance cost liability, IPO and LETL Warrant liabilities, earnout liability, long-term governmental loans, Senior Secured Second Lien Notes and other financing arrangements.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Note 25 to the September 30, 2026 condensed interim consolidated financial statements.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at September 30, 2026 is the carrying amount of accounts receivable of C$167.7 million (December 31, 2025 – C$192.7 million). At September 30, 2026, there was one customer account greater than 10% of the carrying amount of accounts receivable. At December 31, 2025, there was one customer account greater than 10% of the carrying amount of accounts receivable. As at September 30, 2026, C$16.9 million, or 10.1% (December 31, 2025 – C$9.3 million, or 4.8%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at September 30, 2026 was C$8.9 million (December 31, 2025 – C$9.0 million), as disclosed in Note 9 to the September 30, 2026 condensed interim consolidated financial statements.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining borrowing capacity under its Revolving Credit Facility and governmental loans. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 6 to the December 31, 2025 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. During the nine month periods ended September 30, 2026 and September 30, 2025, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. When the Company is party to hedging agreements, these activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. Historically, the prices for steel products sold in Canada are derived mainly from price levels in the U.S. market in U.S. dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger U.S. dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada. More recently, the Company has experienced a widening pricing imbalance between the U.S. and Canadian markets, with Canadian transactional pricing declining below comparable U.S. pricing levels.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and nine month periods ended September 30, 2026, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by C$0.1 million and C$0.7 million, respectively. For the three and nine month periods ended September 30, 2025, a one percent increase (or decrease) would have decreased (or increased) net income (loss) by C$0.1 million.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including scrap, electricity, and natural gas. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel. At September 30, 2026 and September 30, 2025, the Company had no commodity-based swap contracts.

Critical Accounting Estimates

As disclosed in Note 5 to the December 31, 2025 consolidated financial statements, the preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years or periods.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 4 to the December 31, 2025 consolidated financial statements discloses the basis for determining the fair value of the IPO and LETL Warrants, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivables, customer-operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and Intangible assets

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Effective September 28, 2025, the Company reduced the useful lives of assets pertaining to blast furnace and basic oxygen steelmaking as a result of the Company’s Board of Directors approving an operational plan to commence the exit from blast furnace and coke production and to accelerate the transition to EAF steelmaking. The useful lives of blast furnace and basic oxygen steelmaking assets have been reduced and are fully depreciated as at December 31, 2025.

Impairment of property, plant and equipment and Intangible assets

Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.

During the year ended December 31, 2025, as a result of current economic conditions there were two indicators of impairment in regards to the Company’s single Cash Generating Unit (“CGU”). The two indicators identified were the Section 232 tariffs imposed by the United States (“U.S.”) pertaining to the steel manufacturing industry and the Company’s carrying value of the net assets exceeded its market capitalization. The Company performed an impairment test and determined that the carrying amount exceeded the Company’s recoverable amount and an impairment loss of C$503.4 million was recorded in the condensed interim consolidated statements of net loss for the three and nine month periods ended September 30, 2025. At September 30, 2026, there were no indicators of impairment in regards to the Company’s CGU.

Defined Benefit Retirement Plans

The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the condensed interim consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net (loss) income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

Material Accounting Policies

The Company’s condensed interim consolidated financial statements have been prepared using consistent accounting policies described in Note 4 to the Company’s annual consolidated financial statements for the year ended December 31, 2025 and the nine month period ended December 31, 2024.

Standards and Interpretations issued and not yet adopted

Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1, Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements.

The new Standard introduces the following significant changes to the structure of a company’s financial statements:

•

Income and expenses in the statements of net income or loss will be grouped into new categories resulting in new subtotals and/or line items being presented (including operating profit), along with changes in how certain existing subtotals are calculated;

•	New disclosure will be required for management-defined performance measures (“MPMs”), commonly referred to as non-GAAP measures; and

•	New principles will apply to the aggregation and disaggregation of certain financial information in the financial statements.

The Company is currently reviewing the impacts of new categories and subtotals on its statements of net loss and reviewing its current non-GAAP measures to identify MPMs requiring disclosure, as well as reviewing relevant aggregation and disaggregation of financial information.

The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

In compliance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer (“CEO”) and by our Chief Financial Officer (“CFO”) that, among other things, report on (i) their responsibility for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) for the Company; and (ii) the design of DC&P and the design of ICFR.

Management, including our CEO and CFO, does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Disclosure Controls and Procedures

The CEO and the CFO have designed DC&P, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to Algoma is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and

•

information required to be disclosed by Algoma in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Controls Over Financial Reporting

The CEO and CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework used to design our ICFR is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

Changes in Internal Controls Over Financial Reporting

No changes were made to our ICFR during nine month period ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, our ICFR.

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	Fiscal year ended December 31, 2026 (“2026”)						Fiscal year ended December 31, 2025 (“2025”)								December 31, 2024
As at and for the three months ended[1]	Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q3
Financial results
Total revenue	C$	249.4	C$	267.5	C$	296.9	C$	455.0	C$	523.9	C$	589.7	C$	517.1	C$	590.3
Steel products		218.2		247.0		266.9		407.5		473.3		534.4		463.2		535.7
Non-steel products		12.7		0.5		3.4		6.8		11.8		10.6		2.8		4.4
Freight		18.5		20.0		26.6		40.7		38.8		44.7		51.1		50.2
Cost of sales		326.5		372.8		423.5		839.8		640.8		643.8		626.1		677.4
Administrative and selling expenses		17.4		28.9		26.9		19.1		31.2		31.0		30.9		37.7
Loss from operations		(94.5)		(134.2)		(153.5)		(449.7)		(651.5)		(85.1)		(139.9)		(124.8)
Net loss		(129.6)		(96.0)		(159.4)		(364.7)		(485.1)		(110.6)		(24.5)		(66.5)
Adjusted EBITDA	C$	(13.9)	C$	13.8	C$	(28.7)	C$	(95.2)	C$	(87.1)	C$	(32.4)	C$	(46.7)	C$	(60.3)
Per common share (diluted)[3]
Net loss	C$	(1.18)	C$	(0.88)	C$	(1.46)	C$	(9.06)	C$	(4.46)	C$	(1.02)	C$	(0.48)	C$	(0.61)
Financial position
Total assets	C$	2,000.1	C$	2,063.7	C$	2,002.2	C$	2,115.9	C$	2,435.6	C$	2,945.6	C$	3,090.1	C$	3,186.2
Total non-current liabilities		1,474.7		1,374.9		1,268.6		1,127.4		1,045.6		1,154.6		1,181.1		1,187.4
Operating results
Average NSR	C$	1,510	C$	1,361	C$	1,193	C$	1,077	C$	1,129	C$	1,132	C$	986	C$	976
Adjusted EBITDA per nt2		(96.2)		76.0		(128.3)		(251.5)		(207.8)		(68.6)		(99.4)		(109.9)
Shipping volume (in thousands of nt)
Sheet		40		57		108		279		322		369		377		466
Plate		105		125		116		100		97		103		91		82
Slab		—		—		—		—		—		—		2		1

1	-	For fiscal year ended December 31, 2025 and onwards, period end date refers to the following: “Q1” - March 31, “Q2” - June 30, “Q3” - September 30, and “Q4” - December 31. Effective for fiscal year ended December 31, 2024, the Company changed its year end from March 31 to December 31. Therefore, for fiscal years prior to December 31, 2025, period end date refers to the following: “Q1” - June 30, “Q2” - September 30”, “Q3” - December 31, and “Q4” - March 31.
2	-	The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.
3	-	During the nine month period ended December 31, 2024, the Company issued 755,730 common shares upon exercise of earnout rights, Replacement LTIP units and vesting of Omnibus Plan LTIP units.
4	-	During the year ended December 31, 2025, the Company issued 75,000 common shares upon exercise of earnout rights.
5	-	During the nine month period ended September 30, 2026, the Company issued 727,666 common shares upon exercise of earnout rights, Replacement LTIP units, Deferred Share Units and vesting of Omnibus Plan LTIP units.

As at September 30, 2026, 105,661,468 common shares were outstanding.

Trend Analysis

The Company’s financial performance for Q3 2026 decreased from Q2 2026, primarily due to a decrease in Adjusted EBITDA per net ton (“nt”). The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•	decreased C$73.2 million or 12% from C$590.3 million in Q3 (nine months ended December 31, 2024) to C$517.1 million in Q1 2025, a result of lower selling prices of steel and shipment volumes.

•	increased C$72.6 million or 14% from C$517.1 million in Q1 2025 to C$589.7 million in Q2 2025, a result of higher selling prices of steel.

•	decreased C$65.8 million or 11% from C$589.7 million in Q2 2025 to C$523.9 million in Q3 2025, a result of lower shipment volumes.

•	decreased C$68.9 million or 13% from C$523.9 million in Q3 2025 to C$455.0 million in Q4 2025, a result of lower shipment volumes and lower selling prices of steel.

•	decreased C$158.1 million or 35% from C$455.0 million in Q4 2025 to C$296.9 million in Q1 2026, a result of lower shipment volumes, offset, in part, by higher selling prices of steel.

•	decreased C$29.4 million or 10% from C$296.9 million in Q1 2026 to C$267.5 million in Q2 2026, a result of lower shipment volumes, offset, in part, by higher selling prices of steel.

•	decreased C$18.1 million or 7% from C$267.5 million in Q2 2026 to C$249.4 million in Q3 2026, a result of lower shipment volumes, offset, in part, by higher selling prices of steel.

Net (loss) income:

•

of (C$24.5) million in Q1 2025 decreased compared to (C$66.5) million in Q3 (nine months ended December 31, 2024) mostly due to other income (C$49.4 million), the change in fair value of IPO Warrant liability (C$31.4 million), the change in fair value of share-based compensation liability (C$14.0 million), and the change in fair value of earnout liability (C$3.9 million). This was offset, in part, by an increase in foreign exchange loss (C$44.2 million) and loss from operations (C$15.1 million).

•

of (C$110.6) million in Q2 2025 increased compared to (C$24.5) million in Q1 2025 mostly due to a decrease in other income (C$50.0 million), the change in fair value of IPO Warrant liability (C$43.7 million), foreign exchange loss (C$30.6 million), the change in fair value of share-based compensation liability (C$20.4 million), and the change in fair value of earnout liability (C$5.7 million). This was offset, in part, by a decrease in loss from operations (C$54.8 million) and an increase in income tax recovery (C$10.5 million).

•

of (C$485.1) million in Q3 2025 increased compared to (C$110.6) million in Q2 2025 mostly due to a non-cash impairment loss (C$503.4 million) and an increase in loss from operations (C$63.0 million). This was offset, in part, by an increase in income tax recovery (C$108.8 million), foreign exchange gain (C$45.8 million), the change in fair value of IPO Warrant liability (C$16.5 million), the change in fair value of share-based compensation liability (C$16.5 million), and the change in fair value of earnout liability (C$4.3 million).

•

of (C$364.7) million in Q4 2025 decreased compared to (C$485.1) million in Q3 2025 primarily due to a decrease in loss from operations (C$201.8 million) and an increase in other income (C$26.2 million). This was offset, in part, by a decrease in income tax recovery (C$38.9 million), increase in foreign exchange loss (C$26.8 million), the change in fair value of IPO and LETL Warrant liabilities (C$16.8 million), the change in fair value of share-based compensation liability (C$13.3 million), and the change in fair value of earnout liability (C$3.5 million).

•

of (C$159.4) million in Q1 2026 decreased compared to (C$364.7) million in Q4 2025 primarily due to a decrease in loss from operations (C$296.2 million), an increase in foreign exchange gain (C$26.8 million), a decrease in finance cost (C$7.3 million), and the change in fair value of derivative (C$5.7 million). This was offset, in part, by a decrease in income tax recovery (C$106.8 million) and other income (C$26.1 million).

•

of (C$96.0) million in Q2 2026 decreased compared to (C$159.4) million in Q1 2026 primarily due to insurance proceeds (C$45.0 million), a decrease in loss from operations (C$19.3 million), change in fair value of warrant liability (C$3.6 million), and foreign exchange gain (C$4.5 million). This was offset, in part, by an increase in finance costs (C$9.9 million).

•

of (C$129.6) million in Q3 2026 increased compared to (C$96.0) million in Q2 2026 primarily due to insurance proceeds recognized in Q2 2026 (C$45.0 million), foreign exchange loss (C$28.8 million), and finance costs (C$2.7 million). This was offset, in part, by a decrease in loss from operations (C$39.7 million) and an increase in income tax recovery (C$3.7 million).